EXHIBIT 99

Hecla Mining Company       NEWS RELEASE
                                                          99-05


                      FOR IMMEDIATE RELEASE
                            April 1, 1999

    HECLA PLANS TO ACQUIRE THE ASSETS OF MONARCH RESOURCES
LIMITED


     COEUR D'ALENE, IDAHO   Hecla Mining Company (HL & HL-
PrB:NYSE) of Coeur d'Alene and Monarch Resources Limited (MRE:TSE) of Bermuda today announced they have signed a letter agreement which provides Hecla the exclusive right to purchase the assets of Monarch for $28 million, comprising $15 million cash and $13 million of Hecla common shares. In addition, Monarch will receive a royalty payment for future production from the purchased assets that exceed current reserves. This agreement is subject to due diligence and the execution of a definitive purchase agreement, which if executed would be subject to regulatory and Monarch shareholders' approval. Hecla has completed preliminary due diligence and has until May 10, 1999, to complete its full review and execute a definitive purchase agreement with Monarch.
     Monarch's primary asset is its 100% owned La Camorra gold mine and surrounding exploration concessions in Venezuela. La Camorra is a high-grade, underground gold mine that produced 51,000 ounces of gold in 1998 at a grade of 0.44 ounce per ton. Production is scheduled to ramp up to 80,000 ounces annually by the year 2001. The property is located 300-km southeast of Puerto Ordaz in the El Dorado District in Bolivar State. The La Camorra operation exploits two shear zone-hosted quartz veins that currently contain more than 600,000 ounces of high-grade reserves. At planned production rates, mining is expected to continue for at least the next six years. Based on deep drilling intercepts, it is very likely that mine life can be extended.
The geologic structure of the mine appears similar to other high-grade, low-cost underground mines operated by Hecla.
     Monarch's Mexican interests include the Saladillo property and other exploration prospects. The Saladillo property is located 110-km northeast of Durango and is a highly prospective epithermal, bonanza gold and silver project. The Francine vein contains a drill-indicated resource of approximately 75,000 ounces gold and 8,000,000 ounces silver at a grade of 0.13 oz/t gold and 14.6 oz/t silver.
     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.
     Statements made which are not historical facts, such as anticipated production, costs or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, exploration project uncertainties, industrial minerals market conditions and project development risks. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. Hecla undertakes no obligation to publicly update or revise any forward-looking statements.

Hecla contact:  W. Bill Booth, vice president - investor and public affairs - 208-769-4126

Monarch contact:  Lester Knight, vice president - finance -
                  609-716-4924

                              -HL-

            Hecla's Home Page can be accessed on the Internet at:

                     http://www.hecla-mining.com